Exhibit 99.3

Cresco Labs Announces Third Quarter 2022 Results

Company reports $210 million in revenue and continues industry leadership with branded product performance

Company took actions to improve long-term profitability and prepare for the integration of Columbia Care in 2023

CHICAGO—(BUSINESS WIRE)— Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), a vertically integrated, multi-state operator and the No. 1 producer of branded cannabis products in the industry, today released its financial results for the quarter ended September 30, 2022. All financial information presented in this release is reported in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and in U.S. dollars, unless as otherwise indicated.

Third Quarter 2022 Financial Highlights

•

Third quarter revenue of $210 million, down 2% year-over-year. Growth in emerging markets was offset by price compression, increased verticality by retailers, and the Company’s strategic exit of 3rd party distribution in California in Q4 of 2021. Adjusted for change in the Company’s California business, non-GAAP third quarter revenue would have been up over 2% year-over-year.

•	Adjusted gross profit[1] of $100 million or 47% of revenue. Third quarter adjusted EBITDA[1] of $42 million, or 20% of revenue.

•

Adjusted gross margin[1] and adjusted EBITDA margin[1] were impacted by actions taken in the quarter to improve long-term profitability, including the closing of under-performing facilities and associated inventory adjustments, causing an approximate 340 bps drag on margins in the quarter. Normalized for these non-cash, non recurring adjustments, adjusted gross margin[1] would have been 51% and adjusted EBITDA margin1 would have been 23%.

•

Wholesale revenue of $93 million, which maintained the Company’s position as the No. 1 U.S. seller of branded cannabis products in the industry with leading share positions in the flower, concentrates, and vapes categories[2].

•	Maintained market leadership in Illinois, Pennsylvania, and Massachusetts[2].

•	Retail revenue increased 11% year-over-year, to $118 million, or an average $2.35 million per store open for the entire quarter.

•	Generated $26 million in operating cash flow and ended the quarter with $130 million of cash on hand.

•

On November 4, 2022, Cresco Labs announced planned divestitures of Cresco and Columbia Care assets in New York, Illinois and Massachusetts to entities controlled by Sean Combs for a total purchase price of up to $185 million; closing is expected to occur concurrently with the closing of the Columbia Care acquisition around the end of the first quarter of 2023.

Management Commentary

“It’s an exciting time for the cannabis industry as we get closer to a clear inflection point. In the face of multiple industry headwinds and an unprecedented macro environment, our team did an incredible job of taking everything that the quarter had to give and maintained our industry position as the No. 1 wholesaler of branded cannabis2 and the No. 1 branded product portfolio chosen by consumers2. In the quarter, we took actions to reduce costs to position ourselves for long-term improvement. This included the closing of underperforming facilities and the sell through of related inventory. While this had a short-term negative impact on gross margin in Q3, it was the right thing to do to align our cost structure and optimize our operations ahead of closing the Columbia Care transaction and in furtherance of our commitment to improved margin growth in the coming quarters,” said Charles Bachtell, CEO and Co-Founder of Cresco Labs.

“We made significant progress toward closing the Columbia Care transaction with the signing of definitive agreements to divest assets in New York, Illinois and Massachusetts for total consideration of up to $185 million. The future is bright for our industry and Cresco Labs. We continue to see legislative and regulatory progress at the state level and we’ve never been closer to achieving federal reform on cannabis than we are today. We continue to lead these efforts in these areas as we understand the legislative process is the ultimate unlock of the potential and value for this industry and our stakeholders,” concluded Mr. Bachtell.

Balance Sheet, Liquidity, and Other Financial Information

•

As of September 30, 2022, current assets were $355 million, including cash and cash equivalents of $130 million. The Company had working capital of $85 million and senior secured term loan debt, net of discount and issuance costs, of $380 million.

•	Total shares on a fully converted basis were 437,484,245 as of September 30, 2022.

Social Equity and Education Development Program

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Secured support of the National Black Chamber of Commerce, National Hispanic Cannabis Council, New York New Jersey Minority Development Council, NAACP of New Jersey, New York Urban League and other advocacy organizations urging for critical federal legislation that would enable banking and lending access for cannabis businesses.

•

The Sentence of Michael Thompson, a documentary produced by Cresco Labs, premiered on MSNBC and will be available on XTR’s Streaming Service DOCUMENTARY+. Through the MSNBC and DOCUMENTARY+ agreement, the film will reach over 3 million viewers nationwide.

•

This year’s “Summer of Social Justice” campaign has far surpassed last year’s impact, with the Company’s SEEDTM initiative supporting the record sealing, expungement process and restorative journey recently achieving a milestone of assisting 5,000 individuals nationwide.

Capital Markets and M&A Activity

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On November 4, 2022, the Company announced a definitive agreement for the divestiture of Columbia Care and Cresco assets in New York, Illinois and Massachusetts for total proceeds of up to $185 million. Please click here for additional details.

•

The asset divestiture process is proceeding as planned in terms of gross proceeds and the Company is working toward final agreements on the remaining assets required to be divested in Florida, Ohio and Maryland. The Company targets closing the transaction around the end of the first quarter of 2023.

•	On September 6, 2022, the Company closed on a sale-and-leaseback transaction with Aventine Property group for its Brookville, PA facility for $45 million. Please click here for additional details.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results on Tuesday, November 15, 2022, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-844-200-6205 (US Toll Free), 1-833-950-0062 (CDN Toll Free), 1-646-904-5544 (US Local), +1 929-526-1599 (Other) providing access code 334786. Archived access to the webcast will be available for one year on the Cresco Labs’ investor relations website.

Consolidated Financial Statements

The financial information reported in this press release is based on unaudited management prepared financial statements for the quarter ended September 30, 2022. These financial statements have been prepared in accordance with U.S. GAAP. The Company expects to file its unaudited interim condensed consolidated financial statements for the quarter ended September 30, 2022, on SEDAR on November 15, 2022. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2021, previously filed on SEDAR.

Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”), Adjusted EBITDA, and Adjusted gross profit are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco®, Cresco Reserve®, High Supply®, Mindy’s™, Good News®, Remedi™, Wonder Wellness Co.® and FloraCal®. Sunnyside*®, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED™, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2021, filed on March 25, 2022, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

[1]	See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.
[2]	According to BDSA

Cresco Labs Inc.

Financial Information and Non-GAAP Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations

For the Three Months Ended September 30, 2022, June 30, 2022, and September 30, 2021

	For the Three Months Ended
($ in thousands)	September 30, 2022	June 30, 2022	September 30, 2021
Revenue	$210,484	$218,226	$215,483
Cost of goods sold	111,372	105,402	107,162

Gross profit	99,112	112,824	108,321
Gross profit %	47.1%	51.7%	50.3%
Operating expenses:
Selling, general and administrative	76,200	77,912	69,520
Share-based compensation	2,256	6,583	6,083
Depreciation and amortization	4,416	5,652	5,787
Impairment loss	—	—	290,949

Total operating expenses	82,872	90,147	372,339

Income (loss) from operations	16,240	22,677	(264,018)

Other (expense) income:
Interest expense, net	(15,554)	(12,016)	(13,577)
Other income, net	14,797	4,681	1,735

Total other expense, net	(757)	(7,335)	(11,842)

Income (loss) before income taxes	15,483	15,342	(275,860)
Income tax (expense) recovery	(18,732)	(23,638)	12,408

Net loss[1]	$(3,249)	$(8,296)	$(263,452)

[1]	Net loss includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)

For the Three Months Ended September 30, 2022, June 30, 2022, and September 30, 2021

	For the Three Months Ended
($ in thousands)	September 30, 2022	June 30, 2022	September 30, 2021
Revenue	$210,484	$218,226	$215,483
Cost of goods sold[1]	111,372	105,402	107,162

Gross profit	$99,112	$112,824	$108,321
Fair value mark-up for acquired inventory	21	123	8,396
COGS adjustments for acquisition and other non-core costs	593	2,657	—

Adjusted gross profit (Non-GAAP)	$99,726	$115,604	$116,717

Adjusted gross profit %	47.4%	53.0%	54.2%

[1]	Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

Cresco Labs Inc.

Summarized Unaudited Consolidated Statements of Financial Position

As of September 30, 2022 and December 31, 2021

($ in thousands)	September 30, 2022	December 31, 2021
Cash and cash equivalents	$130,042	$223,543
Other current assets	225,159	198,212
Property and equipment, net	377,941	369,092
Intangible assets, net	431,446	437,644
Goodwill	448,376	446,767
Other non-current assets	143,327	105,205

Total assets	$1,756,291	$1,780,463

Total current liabilities	270,560	288,394
Total long-term liabilities	714,284	694,333
Total shareholders’ equity	771,447	797,736

Total liabilities and shareholders’ equity	$1,756,291	$1,780,463

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)

For the Three Months Ended September 30, 2022, June 30, 2022, and September 30, 2021

	For the Three Months Ended
($ in thousands)	September 30, 2022	June 30, 2022	September 30, 2021
Net loss[1]	$(3,249)	$(8,296)	$(263,452)
Depreciation and amortization	13,395	13,113	10,486
Interest expense, net	15,554	12,016	13,577
Income tax expense (recovery)	18,732	23,638	(12,408)

Earnings before interest, taxes, depreciation, and amortization (EBITDA) (Non-GAAP)	$44,432	$40,471	$(251,797)

Other income, net	(14,797)	(4,681)	(1,735)
Fair value mark-up for acquired inventory	21	123	8,396
Adjustments for acquisition and other non-core costs	9,093	7,231	3,830
Impairment loss	—	—	290,949
Share-based compensation	2,995	7,449	6,806

Adjusted EBITDA (Non-GAAP)	$41,744	$50,593	$56,449

[1] Net loss includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Unaudited Summarized Consolidated Statements of Cash Flows

For the Three Months Ended September 30, 2022, June 30, 2022, and September 30, 2021

	For the Three Months Ended
($ in thousands)	September 30, 2022	June 30, 2022	September 30, 2021
Net cash provided by (used in) operating activities	$25,604	$(7,076)	$7,075
Net cash provided by (used in) investing activities	23,484	(13,388)	(43,449)
Net cash (used in) provided by financing activities	(9,112)	(69,135)	155,864
Effect of foreign currency exchange rate changes on cash	10	13	74

Net change in cash and cash equivalents and restricted cash	$39,986	$(89,586)	$119,564

Cash and cash equivalents and restricted cash, beginning of period	92,334	181,920	135,233

Cash and cash equivalents and restricted cash, end of period	$132,320	$92,334	$254,797

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Megan Kulick, Cresco Labs

SVP, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Source: Cresco Labs